SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 12, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:
Partner Communications announces it has reached understandings with the employees' representatives and the histadrut regarding the collective employment agreement

PARTNER COMMUNICATIONS ANNOUNCES IT HAS REACHED
UNDERSTANDINGS WITH THE EMPLOYEES' REPRESENTATIVES
AND THE HISTADRUT REGARDING THE COLLECTIVE
EMPLOYMENT AGREEMENT

ROSH HA'AYIN, Israel, December 12, 2016 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it has reached understandings with its employees' representatives and the Histadrut New General Labor Organization (the "Parties") regarding a collective employment agreement.

The Company has signed a collective employment agreement with the employees' representatives and the Histadrut. The agreement includes an economic chapter that is valid for the years 2017 and 2018.

The cost of the 2017 economic chapter is estimated at approximately NIS 7 million in addition to the implementation of all of the sections of the 2016 economic chapter (which is estimated at approximately NIS 10 million). The total estimated amount of the expense in 2017, for the collective employment agreement, is therefore expected to be higher than 2016 by approximately NIS 17 million.

The cost of the 2018 economic chapter is estimated at approximately NIS 23 million, in addition to the estimated expense for the Company for 2017 for the collective employment agreement.

The collective employment agreement also refers to the participation of employees in the Company's profits and regulates the eligibility conditions for receipt of these awards for the years 2017-2018.

In addition to the collective employment agreement and in accordance with the understandings between the Parties, the Company undertakes to reduce approximately 90 positions, mainly as part of the retirement plan. As a result, the Company estimates that a onetime expense will be recorded in the fourth quarter of 2016 in the amount of approximately NIS 12 million. The final cost of the retirement plan will be determined in accordance with the number of employees who will actually retire as well as the composition of these employees.

For further information please see the Company's press releases and immediate reports (on Form 6-K) dated March 14, 2016 at:
http://www.sec.gov/Archives/edgar/data/1096691/000117891316004669/zk1618199.htm15-002142-index.htm  or http://maya.tase.co.il/reports/details/1024721 and July 19, 2015 at:
http://www.sec.gov/Archives/edgar/data/1096691/000117891315002307/0001178913-15- 002307-index.htm or http://maya.tase.co.il/reports/details/980516 and the Company's Annual Report on Form 20-F for the year ended December 31, 2015 – "Item 3. Key Information - 3D.2e - The unionization of our employees might prevent us from carrying out necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results" and "Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6D. Employees".

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including potential difficulties which may arise from the signing of the collective employment agreement and the retirement plan and their financial impact on the Company.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the "Partner" brand and the "012 Smile" brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Ziv Leitman Chief Financial Officer Tel: +972 (54) 781 4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: December 12, 2016